Exhibit 99.1

GOLDCORP INC.

2.125% Notes due 2018

3.700% Notes due 2023

Underwriting Agreement

March 13, 2013

HSBC Securities (USA) Inc.

Merrill Lynch, Pierce, Fenner & Smith

                    Incorporated

As Representatives of the

    several Underwriters listed

    in Schedule 1 hereto

c/o            HSBC Securities (USA) Inc.

452 Fifth Avenue

New York, NY 10018

Merrill Lynch, Pierce, Fenner & Smith

                                     Incorporated

One Park Bryant

New York, NY 10036

Ladies and Gentlemen:

Goldcorp Inc., an Ontario corporation (the “Company”), proposes to issue and sell to the several underwriters listed in Schedule 1 hereto (the “Underwriters”), for whom you are acting as representatives (the “Representatives”), US$500,000,000 aggregate principal amount of its 2.125% Notes due 2018 (the “2018 Notes”) and US$1,000,000,000 aggregate principal amount of its 3.700% Notes due 2023 (the “2023 Notes”, and together with the 2018 Notes, the “Securities”). The Securities will be issued pursuant to an Indenture to be dated as of March 20, 2013 (the “Base Indenture”) between the Company and Wells Fargo Bank, National Association, as trustee (the “Trustee”). Certain terms of the Securities will be established pursuant to a supplemental indenture (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”) to the Base Indenture.

The Company hereby confirms its agreement with the several Underwriters concerning the purchase and sale of the Securities, as follows:

1. The Company has prepared and filed a preliminary short form base shelf prospectus, dated March 1, 2013, relating to US$1,500,000,000 of debt securities (the “Shelf Securities”) and a final short form base shelf prospectus, dated March 7, 2013, relating to the Shelf Securities with the British Columbia Securities Commission (the “Reviewing Authority”), and has been issued a preliminary receipt by the Reviewing Authority for such preliminary short form base shelf prospectus and a final receipt by the Reviewing Authority for such final short form base shelf prospectus (hereinafter called the “Canadian Shelf Prospectus”). The Company also has prepared and filed a preliminary prospectus supplement dated March 13, 2013 in respect of the Securities and including the Canadian Shelf Prospectus with the Reviewing Authority. The term “Canadian Basic Prospectus” means the Canadian Shelf Prospectus at the time the Reviewing Authority issued a final receipt with respect thereto in accordance with the rules and procedures established under the securities laws, rules, regulations and published policy statements applicable in the Province of British Columbia (the “Applicable Canadian Securities Laws”), including National Instrument 44–101 Short Form Prospectus Distributions and National Instrument 44-102 Shelf Distributions (collectively, the “Shelf Procedures”). The prospectus supplement relating to the Securities to be filed with the Reviewing Authority in accordance with Section 4(a) hereof and pursuant to the Shelf Procedures shall be referred to herein as the “Canadian Prospectus Supplement.” The Canadian Basic Prospectus, as supplemented by the Canadian Prospectus Supplement, shall be referred to herein as the “Canadian Prospectus.”

The Company has also prepared and filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form F-10 (File No. 333-186998), as amended, relating to the Shelf Securities under the United States Securities Act of 1933, as amended (the “Securities Act”). Such registration statement, as amended, which includes the Canadian Shelf Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), the exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein, has become effective pursuant to Rule 467 under the Securities Act. Such registration statement, including the exhibits thereto and all documents incorporated therein by reference, as amended at the time it became effective, is referred to herein as the “Registration Statement.” The Company also has prepared and filed a preliminary prospectus supplement in respect of the Securities with the Commission. The base prospectus relating to the Shelf Securities filed as part of the Registration Statement, in the form in which it has most recently been filed with the Commission on or prior to the date of this Agreement shall be referred to herein as the “U.S. Basic Prospectus.” The preliminary prospectus supplement dated March 13, 2013 relating to the offering of the Securities filed with the Commission pursuant to General Instruction II.L of Form F-10 under the Securities Act shall be referred to herein as the “U.S. Preliminary Prospectus Supplement.” The final prospectus supplement to be filed with the Commission pursuant to General Instruction II.L of Form F-10 under the Securities Act in accordance with Section 4(a) hereof shall be referred to herein as the “U.S. Prospectus Supplement”; the U.S. Basic Prospectus together with the U.S. Preliminary Prospectus Supplement, as amended and supplemented to the Time of Sale (as defined below) shall be referred to herein as the “U.S. Pricing Prospectus.” The U.S. Basic Prospectus, as supplemented by the U.S. Prospectus Supplement, shall be referred to herein as the “U.S. Prospectus.” Any “issuer free writing prospectus” as defined in Rule 433 under the Securities Act relating to the Securities shall be referred to herein as an “Issuer Free Writing Prospectus.” The U.S. Prospectus and the Canadian Prospectus are referred to herein as the “Final Prospectuses.”

The Company has prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement (the “Form F-X”). The Company has also caused the Trustee to prepare and file with the Commission a Statement of Eligibility under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), on Form T-1 (the “Form T-1”).

At or prior to the time when sales of the Securities were first made (the “Time of Sale”), the Company had prepared the following information (collectively, the “Time of Sale Information”): the U.S. Pricing Prospectus, and each “free-writing prospectus” (as defined pursuant to Rule 405 under the Securities Act) listed on Annex B hereto.

2. Purchase and Resale of the Securities by the Underwriters. (a) The Company agrees to issue and sell the Securities to the several Underwriters as provided in this Agreement, and each Underwriter, on the basis of the representations, warranties and agreements set forth herein and subject to the conditions set forth herein, agrees, severally and not jointly, to purchase from the Company the respective principal amount of Securities set forth opposite such Underwriter’s name in Schedule 1 hereto at a price equal to 98.926% of the principal amount thereof for the 2018 Notes and at a price equal to 98.781% of the principal amount thereof for the 2023 Notes, plus, in each case, accrued interest, if any, from March 20, 2013 to the Closing Date (as defined below). The Company will not be obligated to deliver any of the Securities except upon payment for all the Securities to be purchased as provided herein.

At the time of delivery of the Securities, the Company shall pay to the Representatives, for the account of each Underwriter, a fee (the “Underwriters’ Fee”) equal to 0.60% of the principal amount of the 2018 Notes and 0.65% of the principal amount of the 2023 Notes. The parties agree that the Underwriters shall set off the Underwriters’ Fee against a portion of the purchase price payable to the Company in an amount equal to the Underwriters’ Fee, and payment by the Underwriters to the Company in accordance with the above paragraph of the purchase price net of the Underwriters’ Fee shall be full satisfaction of the Underwriters’ obligation to pay the purchase price for the Securities and of the Company’s obligation to pay the Underwriters’ Fee.

(b) The Company acknowledges and agrees that the Underwriters may offer and sell Securities to or through any affiliate of an Underwriter and that any such affiliate may offer and sell Securities purchased by it to or through any Underwriter.

(c) Payment for and delivery of the Securities will be made at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York 10017, at 10:00 A.M., New York City time, on March 20, 2013, or at such other time or place on the same or such other date, not later than the fifth business day thereafter, as the Representatives and the Company may agree upon in writing. The time and date of such payment and delivery is referred to herein as the “Closing Date”.

(d) Payment for the Securities shall be made by wire transfer in immediately available funds to the account(s) specified by the Company to the Representatives against delivery to the nominee of The Depository Trust Company (“DTC”), for the account of the Underwriters, of one or more global notes representing the Securities (collectively, the “Global Note”), with any transfer taxes payable in connection with the sale of the Securities duly paid by the Company. The Global Note will be made available for inspection by the Representatives not later than 1:00 P.M., New York City time, on the business day prior to the Closing Date.

(e) The Company acknowledges and agrees that each Underwriter is acting solely in the capacity of an arm’s-length contractual counterparty to the Company with respect to the offering of Securities contemplated hereby (including in connection with determining the terms of the offering) and not as a financial advisor or a fiduciary to, or an agent of, the Company or any other person. Additionally, neither the Representatives nor any other Underwriter is advising the Company or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Company shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and the Representatives shall have no responsibility or liability to the Company with respect thereto. Any review by the Underwriters of the Company, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Underwriters and shall not be on behalf of the Company.

3. Representations and Warranties of the Company. The Company represents and warrants to each Underwriter that:

(a) Compliance with Registration Requirements. The Company meets the general eligibility requirements for use of Form F-10 under the Securities Act and is eligible to use the Shelf Procedures. A receipt has been obtained from the Reviewing Authority in respect of the Canadian Basic Prospectus and no order suspending the distribution of the Securities has been issued by the Reviewing Authority and no proceedings for that purpose are pending or, to the knowledge of the Company, are contemplated by the Reviewing Authority, and any request on the part of the Reviewing Authority for additional information has been complied with. The Registration Statement has been declared effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement or any part thereof has been issued under the Securities Act and no proceedings for that purpose are pending or, to the knowledge of the Company, are contemplated by the Commission, and any request on the part of the Commission for additional information has been complied with.

(A) At its date and as of the Closing Date, each of the Canadian Basic Prospectus and the Canadian Prospectus complied or will comply in all material respects with Applicable Canadian Securities Laws as interpreted and applied by the Reviewing Authority (including the Shelf Procedures); (B) at the time the Registration Statement became effective, the U.S. Basic Prospectus conformed to the Canadian Basic Prospectus, and at its date and as of the Closing Date, the U.S. Prospectus will conform to the Canadian Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission; (C) at the time the Registration Statement became effective, the Registration Statement and any amendments or supplements thereto complied and, as of the Closing Date, will comply in all material respects with the requirements of the

Securities Act and the Trust Indenture Act; (D) the Registration Statement, when it became effective and at the Time of Sale, did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, nor will any amendment or supplement thereto contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (E) the Time of Sale Information, as of the Time of Sale, did not and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; (F) the information contained in each Issuer Free Writing Prospectus listed on Annex B hereto does not conflict with the information contained in the Registration Statement, the U.S. Pricing Prospectus or the Final Prospectuses; and (G) each of the U.S. Prospectus and the Canadian Prospectus, as of its date and as of the Closing Date, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties contained in clauses (D), (E), (F) and (G) above do not apply to statements or omissions made in reliance upon and in conformity with information relating to any Underwriter furnished in writing to the Company by such Underwriter through the Representatives expressly for use in the Registration Statement, the U.S. Basic Prospectus, the U.S. Pricing Prospectus, any Issuer Free Writing Prospectus, the U.S. Prospectus, the Canadian Basic Prospectus or the Canadian Prospectus, or to the Form T-1 of the Trustee it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 7(b) hereof.

(b) Incorporated Documents. The documents incorporated by reference in the Time of Sale Information and the Final Prospectuses when they were filed with the Reviewing Authority, conformed in all material respects to the requirements of all Applicable Canadian Securities Laws, and any report filed on Form 6-K or Form 40-F deemed to be incorporated by reference into the Time of Sale Information, the U.S. Prospectus and the Registration Statement conformed or will conform in all material respects to the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations of the Commission thereunder and any further documents so filed and incorporated by reference in the Time of Sale Information and the Final Prospectuses or any amendment or supplement thereto, when such documents are filed with the Reviewing Authority or the Commission, will conform in all material respects to the requirements of the Applicable Canadian Securities Laws or the Exchange Act, as applicable; and, when read together with the other information in (i) the U.S. Basic Prospectus at the time the Registration Statement became effective, (ii) the Time of Sale Information at the Time of Sale and (ii) the U.S. Prospectus as of the Closing Date, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were or are made, not misleading.

(c) Financial Statements. The financial statements and the related notes thereto of the Company and its consolidated subsidiaries included or incorporated by reference in the Registration Statement, the Time of Sale Information and the Final Prospectuses present fairly, in all material respects, the financial position of the Company and its consolidated subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified; such financial statements have been prepared, in all material respects, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applied on a consistent basis throughout the periods covered thereby; and the other financial information included or incorporated by reference in the Time of Sale Information and the Final Prospectuses has been derived from the accounting records of the Company and its consolidated subsidiaries and presents fairly, in all material respects, the information shown thereby.

(d) No Material Adverse Change. Since the date of the most recent financial statements of the Company included or incorporated by reference in the Time of Sale Information and the Final Prospectuses, (i) there has not been any change in the share capital (other than pursuant to any employee benefit plan of the Company), long-term debt, notes payable or current portion of long-term debt of the Company or any of its subsidiaries, or any dividend or distribution of any kind (other than dividends declared and paid in the ordinary course consistent with past practice) declared, set aside for payment, paid or made by the Company on any class of share capital, or any material adverse change, or any development involving a prospective material adverse change, in or affecting the business, properties, management, financial position, stockholders’ equity or results of operations of the Company and its subsidiaries taken as a whole; (ii) neither the Company nor any of its subsidiaries has entered into any transaction or agreement that is material to the Company and its subsidiaries taken as a whole or incurred any liability or obligation, direct or contingent, that is material to the Company and its subsidiaries taken as a whole; and (iii) neither the Company nor any of its subsidiaries has sustained any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor disturbance or dispute or any action, order or decree of any court or arbitrator or governmental or regulatory authority that is material to the Company and its subsidiaries taken as a whole, except, in each case, as otherwise disclosed in the Time of Sale Information and the Final Prospectuses.

(e) Organization and Good Standing. The Company and each of its subsidiaries listed in Schedule 2 hereto (each a “Material Subsidiary”, and collectively the “Material Subsidiaries”), have been duly organized and are validly existing and in good standing under the laws of their respective jurisdictions of organization, are duly qualified to do business and are in good standing in each jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such qualification, and have all power and authority necessary to own or hold their respective properties and to conduct the businesses in which they are engaged, except where the failure to be so qualified or in good standing or have such power or authority would not, individually or in the aggregate, have a material adverse effect on the business, properties, management, financial position, stockholders’ equity or results of operations of the Company and its subsidiaries taken as a whole or on the performance by the Company of its obligations under this Agreement, the Indenture or the Securities (a “Material Adverse Effect”).

(f) Capitalization. The Company has an authorized capitalization as set forth in the Time of Sale Information and the Final Prospectuses under the heading “Description of Share Capital”; all of the outstanding common shares of the Company have been duly and validly authorized and issued and are fully paid and non-assessable and are not subject to any pre-emptive or similar rights; and all the outstanding share capital or other equity interests of each Material Subsidiary owned, directly or indirectly, by the Company have been duly and validly authorized and issued, are fully paid and non-assessable and, except as disclosed in the Time of Sale Information and the Final Prospectuses, are owned directly or indirectly by the Company, free and clear of any lien, charge, encumbrance, security interest, restriction on voting or transfer or any other claim of any third party.

(g) Due Authorization. The Company has full right, power and authority to execute and deliver this Agreement, the Indenture and the Securities (collectively, the “Transaction Documents”) and to perform its obligations hereunder and thereunder; and all action required to be taken for the due and proper authorization, execution and delivery by it of each of the Transaction Documents and the consummation by it of the transactions contemplated thereby or by the Time of Sale Information and the Final Prospectuses has been duly and validly taken.

(h) The Indenture. The Base Indenture and the Supplemental Indenture, each of which has been duly authorized by the Company, will be duly executed and delivered by the Company on or before the Closing Date and when duly executed and delivered in accordance with its terms by the Company and the Trustee, will constitute a valid and legally binding agreement of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfers, reorganization, moratorium or similar laws affecting creditors’ rights generally or by equitable principles relating to enforceability (collectively, the “Enforceability Exceptions”); the Indenture has been duly qualified under the Trust Indenture Act; and on the Closing Date, the Indenture will conform in all material respects to the requirements of the Trust Indenture Act, and the rules and regulations of the Commission applicable to an indenture that is qualified thereunder.

(i) Underwriting Agreement. This Agreement has been duly authorized, executed and delivered by the Company.

(j) The Securities. The Securities have been duly authorized by the Company and, when duly executed, authenticated, issued and delivered as provided in the Indenture and paid for as provided herein, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms, subject to the Enforceability Exceptions, and will be entitled to the benefits of the Indenture.

(k) Descriptions of the Transaction Documents. The statements contained in the Time of Sale Information and the Final Prospectuses regarding the Transaction Documents, in each case, insofar as such statements constitute summaries of documents referred to therein, fairly summarize in all material respects the documents referred to therein.

(l) No Violation or Default. Neither the Company nor any of its Material Subsidiaries is (i) in violation of its articles or by-laws or similar organizational documents; (ii) in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the

Company or any of its Material Subsidiaries is a party or by which the Company or any of its Material Subsidiaries is bound or to which any of the property or assets of the Company or any of its Material Subsidiaries is subject; or (iii) in violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority having jurisdiction over the Company or any of its Material Subsidiaries, except, in the case of clauses (ii) and (iii) above, for any such default or violation that would not, individually or in the aggregate, have a Material Adverse Effect.

(m) No Conflicts. The execution, delivery and performance by the Company of each of the Transaction Documents, the issuance and sale of the Securities and the consummation of the transactions contemplated by the Transaction Documents or the Time of Sale Information and the Final Prospectuses will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its Material Subsidiaries pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its Material Subsidiaries is a party or by which the Company or any of its Material Subsidiaries is bound or to which any of the property or assets of the Company or any of its Material Subsidiaries is subject, except for any such conflict, breach, lien, charge, encumbrance, violation or default which would not (A) individually or in the aggregate, have a Material Adverse Effect, and (B) have any material adverse effect upon the consummation of the transactions contemplated under the Transaction Documents, (ii) result in any violation of the provisions of the charter or by-laws or similar organizational documents of the Company or any of its Material Subsidiaries or (iii) result in the violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority having jurisdiction over the Company or any of its Material Subsidiaries except as would not, individually or in the aggregate, have a Material Adverse Effect.

(n) No Consents Required. No consent, approval, authorization, order, registration or qualification of or with any court or arbitrator or governmental or regulatory authority having jurisdiction over the Company or any of its subsidiaries is required for the execution, delivery and performance by the Company of each of the Transaction Documents, the issuance and sale of the Securities and the consummation of the transactions contemplated by the Transaction Documents or the Time of Sale Information and the Final Prospectuses, except as would not, individually or in the aggregate, have a Material Adverse Effect; and except for the registration of the Securities under the Securities Act and Applicable Canadian Securities Laws, the qualification of the Indenture under the Trust Indenture Act and the receipt of an order from the Reviewing Authority exempting the Trustee from the requirements of Section 90 of the Business Corporations Act (British Columbia) and such consents, approvals, authorizations, orders and registrations or qualifications as may be required under applicable state securities laws in connection with the purchase and resale of the Securities by the Underwriters.

(o) Legal Proceedings. Except as described in the Time of Sale Information and the Final Prospectuses, there are no legal, governmental or regulatory investigations, actions, suits or proceedings pending to which the Company or any of its subsidiaries is or may be a party or to which any property of the Company or any of its subsidiaries is or may be the subject that, individually or in the aggregate, if determined adversely to the Company or any of its subsidiaries, would reasonably be expected to have a Material Adverse Effect; no such investigations, actions, suits or proceedings that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect are, to the best knowledge of the Company, threatened or contemplated by any governmental or regulatory authority or threatened by others.

(p) Independent Accountants. Deloitte LLP, who have audited certain financial statements of the Company incorporated by reference in the Registration Statement, the Time of Sale Information and the Final Prospectuses, are (i) an independent registered public accounting firm with respect to the Company and its subsidiaries within the applicable rules and regulations adopted by the Commission and the Public Company Accounting Oversight Board (United States) and as required by the Securities Act; and (ii) independent with respect to the Company within the meaning of the Business Corporations Act (Ontario) and Applicable Canadian Securities Laws.

(q) Title to Real and Personal Property. The Company or its subsidiaries have good and marketable title to, or have valid rights to lease or otherwise use, all items of real and personal property that are material to the respective businesses of the Company and its subsidiaries, in each case free and clear of all liens, encumbrances, claims and defects and imperfections of title except those that (i) do not materially interfere with the use made and proposed to be made of such property by the Company and its subsidiaries or (ii) could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(r) Title and Rights to Mining Property. The Company or its subsidiaries hold freehold title, mining leases, mining claims or other conventional proprietary interests or rights recognized in the jurisdiction in which each property described in the Time of Sale Information and the Final Prospectuses, is located, in the ore bodies and mineral inventories and the milling, smelting and refining facilities as described in the Time of Sale Information and the Final Prospectuses (and all properties respectively relating thereto) under valid, subsisting and enforceable title documents, contracts, leases, licenses of occupation, mining concessions, permits, or other recognized and enforceable instruments and documents, sufficient to permit the Company or its subsidiaries to explore for, extract, exploit, remove, process or refine the minerals relating thereto, except where the failure to so hold such interests or rights would not, individually or in the aggregate, have a Material Adverse Effect. In addition, the Company or its subsidiaries have all necessary surface rights, water rights and rights in water, rights of way, licenses, easements, ingress, egress and access rights, and all other presently required rights and interests granting the Company or its subsidiaries the rights and ability to explore for, mine, extract, remove or process the minerals derived from each mining property described in the Time of Sale Information and the Final Prospectuses, all as referred to in the Time of Sale Information and the Final Prospectuses, with only such exceptions as are described in the Time of Sale Information and the Final Prospectuses, or as do not, individually or in the aggregate, have a Material Adverse Effect. Each of the aforementioned interests and rights is currently in good standing except for those interests and rights which, if not kept in good standing, would not have a Material Adverse Effect.

(s) Title to Intellectual Property. The Company and its subsidiaries own or possess adequate rights to use all material patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights, licenses and know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures) necessary for the conduct of their respective businesses; and the Company and its subsidiaries have not received any notice of any claim of infringement of or conflict with any such rights of others.

(t) Investment Company Act. The Company is not and, after giving pro forma effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Time of Sale Information and the Final Prospectuses, will not be required to register as an “investment company” under the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission thereunder (collectively, the “Investment Company Act”).

(u) Taxes. The Company and its subsidiaries have paid all federal, state, local and foreign taxes and filed all tax returns required to be paid or filed through the date hereof, except as would not, individually or in the aggregate, result in a Material Adverse Effect; and except as otherwise disclosed in the Time of Sale Information and the Final Prospectuses, there is no tax deficiency that has been, or could reasonably be expected to be, asserted against the Company or any of its subsidiaries or any of their respective properties or assets, except as would not result in a Material Adverse Effect.

(v) Licenses and Permits. The Company and its subsidiaries possess all licenses, certificates, permits and other authorizations issued by, and have made all declarations and filings with, the appropriate federal, state, local or foreign governmental or regulatory authorities that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses as described in the Time of Sale Information and the Final Prospectuses, except where the failure to possess or make the same would not, individually or in the aggregate, have a Material Adverse Effect; and except as described in the Time of Sale Information and the Final Prospectuses and would not, individually or in the aggregate, have a Material Adverse Effect, neither the Company nor any of its subsidiaries has received notice of any revocation or modification of any such license, certificate, permit or authorization or has any reason to believe that any such license, certificate, permit or authorization will not be renewed in the ordinary course.

(w) No Labor Disputes. No labor disturbance by or dispute with employees of the Company or any of its subsidiaries exists or, to the best knowledge of the Company, is contemplated or threatened, except as would not, individually or in the aggregate, have a Material Adverse Effect.

(x) Compliance with Environmental Laws. (i) The Company and its subsidiaries (x) are, and at all prior times were, in compliance with any and all applicable federal, state, local and foreign laws, rules, regulations, requirements, judgments and orders relating to the protection of human health or safety, the environment, natural resources, hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Environmental Laws”), (y) have received and are in compliance with all permits, licenses, certificates or other authorizations or approvals required of them under applicable Environmental Laws to conduct their respective businesses, and (z) have not received notice of any actual or potential liability under or relating to any Environmental Laws, including for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, and have no knowledge of any event or condition that would reasonably be expected to result in any such notice, and (ii) there are no costs or liabilities associated with Environmental Laws of or relating to the Company or its subsidiaries, except in the case of each of (i) and (ii) above, for any such failure to comply, or failure to receive required permits, licenses or approvals, or cost or liability, as would not, individually or in the aggregate, result in a Material Adverse Effect; and (iii) except as described in each of the Time of Sale Information and the Final Prospectuses, (y) the Company and its subsidiaries are not aware of any issues regarding compliance with Environmental Laws, or liabilities or other obligations under Environmental Laws or concerning hazardous or toxic substances or wastes, pollutants or contaminants, that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (z) none of the Company and its subsidiaries anticipates material capital expenditures relating to any Environmental Laws.

(y) Hazardous Substances. There has been no storage, generation, transportation, handling, treatment, disposal, discharge, emission, or other release of any kind of toxic wastes or hazardous substances, including, but not limited to, any naturally occurring radioactive materials, brine, drilling mud, crude oil, natural gas liquids and other petroleum materials, by, due to or caused by the Company or any of its subsidiaries (or, to the best of the Company’s knowledge, any other entity (including any predecessor) for whose acts or omissions the Company or any of its subsidiaries is or could reasonably be expected to be liable) upon any of the property now or previously owned or leased by the Company or any of its subsidiaries, or upon any other property, in violation of any Environmental Laws or in a manner or to a location that would reasonably be expected to give rise to any liability under the Environmental Laws, except for any violation or liability which would not, individually or in the aggregate, have a Material Adverse Effect.

(z) Disclosure Controls. The Company and its subsidiaries maintain an effective system of “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. The Company and its subsidiaries have carried out evaluations of the effectiveness of their disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act.

(aa) Accounting Controls. The Company and its subsidiaries maintain systems of “internal control over financial reporting” (as defined in Rule 13a-15(f) of the Exchange Act) that comply with the requirements of the Exchange Act and have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, including, but not limited to internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as disclosed in the Time of Sale Information and the Final Prospectuses, there are no material weaknesses in the Company’s internal controls. The Company’s auditors and the Audit Committee of the Board of Directors of the Company have been advised of: (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(bb) Insurance. The Company and its subsidiaries maintain insurance covering their respective properties, operations, personnel and businesses in a manner that is customary in relation to other industry participants in the jurisdictions in which the Company and its subsidiaries operate; and neither the Company nor any of its subsidiaries has (i) received notice from any insurer or agent of such insurer that capital improvements or other expenditures are required or necessary to be made in order to continue such insurance or (ii) any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage at reasonable cost from similar insurers as may be necessary to continue its business, in each case except as would not, individually or in the aggregate, have a Material Adverse Effect.

(cc) Estimates of Mineral Reserves and Mineral Resources. With respect to information incorporated by reference in the Time of Sale Information and the Final Prospectuses, (i) information relating to the Company’s estimates of mineral reserves and mineral resources as at the date they were prepared has been reviewed and verified by the Company or independent consultants to the Company as being consistent with the Company’s mineral reserve and mineral resource estimates as at the date they were prepared; (ii) the mineral reserve and mineral resource estimates have been prepared in accordance with Canadian National Instrument 43-101 – “Standards of Disclosure for Mineral Projects” by or under the supervision of a qualified person as defined therein; and (iii) the methods used in estimating the Company’s mineral reserves and mineral resources are in accordance with accepted mineral reserve and mineral resource estimation practices.

(dd) No Unlawful Payments. Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or other person associated with or acting on behalf of the Company or any of its subsidiaries has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, or the Corruption of Foreign Public Officials Act (Canada), or the rules and regulations promulgated thereunder; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

(ee) Compliance with Money Laundering Laws. The operations of the Company and its subsidiaries are and have been conducted at all times in compliance in all material respects with applicable financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transactions Reporting Act of 1970, as amended, the applicable money laundering statutes of other jurisdictions, the applicable rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(ff) Compliance with Sanctions Laws. (A) None of the Company, any of its subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or representative of the Company or any of its subsidiaries is an individual or entity (“Person”) currently the subject of any sanctions (i) administered or enforced by the United States government, including, without limitation, the U.S. Department of Treasury’s Office of Foreign Assets Control or any relevant Canadian sanctions authority (ii) pursuant to the U.S. Iran Sanctions Act, as amended (collectively, “Sanctions”); (B) none of the Company or any of its subsidiaries is located, organized or resident in a country or territory that is the subject of Sanctions; and (C) the Company will not knowingly, directly or indirectly, use the proceeds of the offering of the Securities hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person, to fund any activities of or business with any Person, or in any country or territory, that, at the time of such funding, is the subject of Sanctions, or in any other manner that will result in a violation by any Person (including any Person participating in the offering of the Securities, whether as underwriter, advisor, investor or otherwise) of Sanctions.

(gg) No Restrictions on Material Subsidiaries. Other than as disclosed in the Time of Sale Information and the Final Prospectus, no Material Subsidiary of the Company is currently prohibited, directly or indirectly, under any agreement or other instrument to which it is a party or is subject, from paying any dividends to the Company, from making any other distribution on such Material Subsidiary’s capital stock, from repaying to the Company any loans or advances to such Material Subsidiary from the Company or from transferring any of such Material Subsidiary’s properties or assets to the Company or any other subsidiary of the Company.

(hh) No Broker’s Fees. Neither the Company nor any of its subsidiaries is a party to any contract, agreement or understanding with any person (other than this Agreement) that would give rise to a valid claim against the Company or any of its subsidiaries or any Underwriter for a brokerage commission, finder’s fee or like payment in connection with the offering and sale of the Securities.

(ii) No Registration Rights. No person has the right to require the Company or any of its subsidiaries to register any securities for sale under the Securities Act by reason of the filing of the Registration Statement with the Commission or the issuance and sale of the Securities.

(jj) No Stabilization. The Company has not taken, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Securities.

(ll) Statistical and Market Data. Nothing has come to the attention of the Company that has caused the Company to believe that the statistical and market-related data included or incorporated by reference in the Time of Sale Information and the Final Prospectuses is not based on or derived from sources that are reliable and accurate in all material respects.

(mm) Sarbanes-Oxley Act. There is and has been no failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated in connection therewith (the “Sarbanes-Oxley Act”), including Section 402 related to loans and Sections 302 and 906 related to certifications.

(nn) Status under the Securities Act. The Company is not an ineligible issuer as defined under the Securities Act, in each case at the times specified in the Securities Act in connection with the offering of the Securities. The Company has paid the registration fee for this offering pursuant to Rule 457 under the Securities Act.

4. Further Agreements of the Company. The Company covenants and agrees with each Underwriter that:

(a) Compliance with Securities Regulations and Commission Requests. Subject to paragraph 4(d) and immediately following the Time of Sale, the Company will prepare the Canadian Prospectus and the U.S. Prospectus in relation to the Securities in a form reasonably approved by the Representatives, and file (i) such Canadian Prospectus with the Reviewing Authority in accordance with the Shelf Procedures (including time limitations) and (ii) such U.S. Prospectus with the Commission pursuant to General Instruction II.L. of Form F-10 not later than the Commission’s close of business on the business day following the date of the filing thereof with the Reviewing Authority; and during the period (such period, the “Prospectus Delivery Period”) beginning on the date of this Agreement and ending on the later of the Closing Date or such date the U.S. Prospectus is no longer required by law to be delivered in connection with sales of the Securities by an Underwriter or dealer, the Company will notify the Representatives promptly, and confirm the notice in writing, (i) when any post-effective amendment to the Registration Statement shall have been filed with the Commission or shall have become effective, and when any supplement to the U.S. Basic Prospectus or Canadian Basic Prospectus, or any amended U.S. Basic Prospectus, U.S. Prospectus, Canadian Basic Prospectus or Canadian Prospectus shall have been filed, (ii) of the receipt of any comments from the Reviewing Authority or the Commission, (iii) of any request by the Reviewing Authority to amend or supplement the Canadian Basic Prospectus or, if applicable, the Canadian Prospectus, or for additional information or of any request by the Commission to amend the Registration Statement or to amend or supplement the U.S. Basic Prospectus or, if applicable, the U.S. Prospectus, or for additional information, (iv) of the issuance by the Commission of any stop order suspending the use of the Registration Statement, the U.S. Pricing Prospectus, any Issuer Free Writing Prospectus, the U.S. Prospectus or any preliminary prospectus, or of the suspension of the qualification of the Securities for offering or sale in any jurisdiction, or of the institution or, to the knowledge of the Company, threatening of any proceedings for any of such purposes and (v) of the issuance by the Reviewing Authority or any stock exchange in Canada of any order having the effect of ceasing or suspending the distribution of the Securities or of the institution or, to the knowledge of the Company, threatening of any proceedings for any such purpose. The Company will use its reasonable best efforts to prevent the issuance of any such stop order or of any order preventing or suspending such use or such order ceasing or suspending the distribution of the Securities and, if any such order is issued, to obtain the lifting thereof at the earliest possible time.

(b) Filing of Amendments. During the Prospectus Delivery Period, the Company will not at any time file or make any amendment to the Registration Statement, or any amendment or supplement to the U.S. Basic Prospectus, the U.S. Pricing Prospectus, any Issuer Free Writing Prospectus, the U.S. Prospectus, the Canadian Basic Prospectus, or the Canadian Prospectus, of which the Representatives shall not have previously been advised and furnished copies or to which the Representatives shall have reasonably objected promptly after reasonable notice thereof; provided, however, that this provision shall not prohibit the Company from complying with applicable law including its reporting requirements under Applicable Canadian Securities Laws and the Exchange Act.

(c) Preparing and Filing of the Final Term Sheet. The Company will prepare a final term sheet, containing solely a description of the Securities in a form approved by the Representatives and set forth in Annex C, and will file such term sheet with the Commission pursuant to Rule 433(d) under the Securities Act within the time required by such Rule.

(d) Free Writing Prospectuses. The Company represents and agrees that, other than the documents listed on Annex B hereto (including the final term sheet prepared and filed pursuant to Section 4(c) hereof), without the prior consent of the Representatives, it and its agents and representatives, other than the Underwriters in their capacity as such, have not made and will not make any offer relating to the Securities that would constitute a “free writing prospectus” as defined in Rule 405 under the Securities Act.

(e) Delivery of Filed Documents. The Company has furnished or will deliver to the Representatives and counsel for the Underwriters, for delivery to each Underwriter, without charge, a reasonably sufficient number of (i) signed and conformed copies of the Registration Statement as originally filed and of each amendment thereto (including exhibits filed therewith or incorporated by reference therein and documents incorporated or deemed to be incorporated by reference therein, and including a signed copy of the Form F-X), (ii) signed copies of the Canadian Basic Prospectus, approved, signed and certified as required by the Applicable Canadian Securities Laws, and (iii) signed copies of all consents and certificates of experts.

(f) Delivery of Prospectuses. The Company has delivered to each Underwriter, without charge, as many copies of each preliminary prospectus as such Underwriter reasonably requested, and the Company hereby consents to the use of such copies for purposes permitted by the Securities Act. The Company will furnish to each Underwriter, without charge, during the period when the U.S. Prospectus is required to be delivered under the Securities Act or the Exchange Act (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act), or the Canadian Prospectus is required to be delivered under the Applicable Canadian Securities Laws, such number of copies of the U.S. Prospectus and the Canadian Prospectus (each as amended or supplemented) as such Underwriter may reasonably request.

(g) Continued Compliance with Securities Laws. The Company will comply with the Securities Act and the Applicable Canadian Securities Laws so as to permit the completion of the distribution of the Securities as contemplated by this Agreement, the Registration Statement, the Time of Sale Information and the Final Prospectuses. If during the Prospectus Delivery Period, any event shall occur or condition shall exist as a result of which it is necessary, in the opinion of counsel for the Underwriters or for the Company, to amend the Registration Statement or amend or supplement the Time of Sale Information, the U.S. Prospectus, or the Canadian Prospectus in order that the Time of Sale Information, the U.S. Prospectus, or the Canadian Prospectus will not include any untrue statement of any material fact or omit to state a material fact necessary in order to make the statements therein in the light of the circumstances existing at the time it is delivered to a purchaser, not misleading or if it shall be necessary, in the opinion of such counsel, at any such time to amend the Registration Statement or amend or supplement the Time of Sale Information, the U.S. Prospectus, or the Canadian Prospectus in order to comply with the requirements of the Securities Act, the Trust Indenture Act or the Applicable Canadian Securities Laws, the Company will promptly prepare and file with the Commission and with the Reviewing Authority, subject to Section 4(b), such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement, the Time of Sale Information, the U.S. Prospectus, or the Canadian Prospectus comply with such requirements, and the Company will furnish to the Underwriters such number of copies of such amendment or supplement as the Underwriters may reasonably request.

(h) Blue Sky Compliance. The Company will qualify the Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions as the Representatives shall reasonably request and will continue such qualifications in effect so long as required for the offering and resale of the Securities; provided that the Company shall not be required to (i) qualify as a foreign corporation or other entity or as a dealer in securities in any such jurisdiction where it would not otherwise be required to so qualify, (ii) file any general consent to service of process in any such jurisdiction or (iii) subject itself to taxation in any such jurisdiction if it is not otherwise so subject.

(i) Clear Market. During the period from the date hereof continuing to and including the Closing Date, the Company will not, without the prior written consent of the Representatives, offer, sell, contract to sell or otherwise dispose of any debt securities issued or guaranteed by the Company and having a tenor of more than one year.

(j) Use of Proceeds. The Company will apply the net proceeds from the sale of the Securities as described in the Time of Sale Information and the Final Prospectuses under the heading “Use of Proceeds”.

(k) No Stabilization. The Company will not take, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Securities and will not take any action prohibited by Regulation M under the Exchange Act in connection with the distribution of the Securities contemplated hereby.

(l) DTC. The Company will assist the Underwriters in arranging for the Securities to be eligible for clearance and settlement through DTC.

5. Certain Agreements of the Underwriters. Each Underwriter hereby represents and agrees that it has not and will not use, authorize use of, refer to, or participate in the planning for use of, any written communication that constitutes an offer to sell or the solicitation of an offer to buy the Securities other than (i) the U.S. Pricing Prospectus and the U.S. Prospectus, (ii) a written communication that contains no “issuer information” (as defined in Rule 433(h)(2) under the Securities Act) that was not included (including through incorporation by reference) in the U.S. Pricing Prospectus or the U.S. Prospectus, (iii) any written communication listed on Annex B or prepared pursuant to Section 4(c) above (including any electronic road show), (iv) any written communication prepared by such Underwriter and approved by the Company in advance in writing or (v) any written communication relating to or that contains solely the terms of the Securities and/or other information that was included (including through incorporation by reference) in the U.S. Pricing Prospectus, the U.S. Prospectus or the Canadian Prospectus.

6. Conditions of Underwriters’ Obligations. The obligation of each Underwriter to purchase the Securities on the Closing Date as provided herein is subject to the performance by the Company of its covenants and other obligations hereunder and to the following additional conditions:

(a) Filing of Canadian Prospectus and Effectiveness of Registration Statement. The Canadian Basic Prospectus and any amendments or supplements thereto shall have been filed with the Reviewing Authority under the Shelf Procedures and a final receipt obtained therefor and the Registration Statement shall have been declared effective under the Securities Act; and at the Closing Time, no stop order suspending the effectiveness of the Registration Statement shall have been issued under the Securities Act and no proceedings for that purpose shall have been instituted or shall be pending or, to the knowledge of the Underwriters or the knowledge of the Company, shall be contemplated by the Commission, no order having the effect of ceasing or suspending the distribution of the Securities shall have been issued by any securities commission or securities regulatory authority in Canada or the United States and no proceedings for that purpose shall have been instituted or pending or, to the knowledge of the Company, shall be contemplated by any securities commission or securities regulatory authority in Canada or the United States, and any request on the part of the Reviewing Authority or the Commission for additional information shall have been complied with. The U.S. Prospectus and the Canadian Prospectus containing information relating to the description of the Securities, the specific method of distribution and similar matters shall have been filed with the Reviewing Authority or the Commission, as applicable. The final term sheet contemplated by Section 4(c) hereof, and any other material required to be filed by the Company pursuant to Rule 433(d) under the Securities Act shall have been filed with the Commission within the applicable time period prescribed for such filing by Rule 433.

(b) Representations and Warranties. The representations and warranties of the Company contained herein shall be true and correct on the date hereof and on and as of the Closing Date; and the statements of the Company and its officers made in any certificates delivered pursuant to this Agreement shall be true and correct on and as of the Closing Date.

(c) No Downgrade. Subsequent to the earlier of (A) the Time of Sale and (B) the execution and delivery of this Agreement, (i) no downgrading shall have occurred in the rating accorded the Securities or any other debt securities or preferred stock of or guaranteed by the Company or any of its subsidiaries by any “nationally recognized statistical rating organization”, as such term is defined by the Commission for purposes of Section 3(a)(62) under the Exchange Act and (ii) no such organization shall have publicly announced that it has under surveillance or review, or has changed its outlook with respect to, its rating of the Securities or of any other debt securities or preferred stock of or guaranteed by the Company or any of its subsidiaries (other than an announcement with positive implications of a possible upgrading).

(d) No Material Adverse Change. No event or condition of a type described in Section 3(d) hereof shall have occurred or shall exist, which event or condition is not described in the Time of Sale Information (excluding any amendment or supplement thereto) and the Final Prospectuses (excluding any amendment or supplement thereto) and the effect of which in the judgment of the Representatives makes it impracticable or inadvisable to proceed with the offering, sale or delivery of the Securities on the Closing Date, on the terms and in the manner contemplated by this Agreement, the Time of Sale Information and the Final Prospectuses.

(e) Officers’ Certificate. The Representatives shall have received on and as of the Closing Date, a certificate of the chief financial officer of the Company and one additional senior executive officer of the Company (i) confirming that such officers have carefully reviewed the Registration Statement, the Time of Sale Information and the Final Prospectuses and, to the best knowledge of such officers, the representations set forth in Sections 3(a) and 3(b) hereof are true and correct, (ii) confirming that the other representations and warranties of the Company in this Agreement are true and correct and that the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to such Closing Date and (iii) to the effect set forth in paragraphs (c) and (d) above.

(f) Comfort Letters. On the date of this Agreement and on the Closing Date, Deloitte LLP shall have furnished to the Representatives, at the request of the Company, letters, dated the respective dates of delivery thereof and addressed to the Underwriters, in form and substance reasonably satisfactory to the Underwriters, containing statements and information of the type customarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained or incorporated by reference in the Registration Statement, the Time of Sale Information and the Final Prospectuses; provided, that the letter delivered on the Closing Date shall use a “cut-off” date no more than three days prior to such Closing Date.

(g) Opinion and 10b-5 Statement of United States Counsel for the Company. Shearman & Sterling LLP, United States counsel for the Company, shall have furnished to the Representatives, at the request of the Company, their written opinion and 10b-5 statement, dated the Closing Date and addressed to the Underwriters, in form and substance reasonably satisfactory to the Representatives, to the effect set forth in Annex A-1 hereto.

(h) Opinion of Canadian Counsel for the Company. Cassels Brock & Blackwell LLP, Canadian counsel for the Company, shall have furnished to the Representatives, at the request of the Company, their written opinion, dated the Closing Date and addressed to the Underwriters, in form and substance reasonably satisfactory to the Representatives, to the effect set forth in Annex A-2 hereto.

(i) Opinion and 10b-5 Statement of Counsel for the Underwriters. The Representatives shall have received on and as of the Closing Date, an opinion and 10b-5 statement of Davis Polk & Wardwell LLP, United States counsel for the Underwriters, with respect to such matters as the Representatives may reasonably request, and such counsel shall have received such documents and information as they may reasonably request to enable them to pass upon such matters.

(j) No Legal Impediment to Issuance. No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any federal, state or foreign governmental or regulatory authority that would, as of the Closing Date, prevent the issuance or sale of the Securities; and no injunction or order of any federal, state or foreign court shall have been issued that would, as of the Closing Date, prevent the issuance or sale of the Securities.

(k) Opinion of Canadian Counsel for the Company. Thorsteinssons LLP, Canadian tax counsel for the Company, shall have furnished to the Representatives, at the request of the Company, their written opinion, dated the Closing Date and addressed to the Underwriters, in form and substance reasonably satisfactory to the Representatives, to the effect set forth in Annex A-3 hereto.

(l) DTC. The Securities shall be eligible for clearance and settlement through DTC.

(m) Indenture and Securities. The Indenture shall have been duly executed and delivered by a duly authorized officer of the Company and the Trustee, and the Securities shall have been duly executed and delivered by a duly authorized officer of the Company and duly authenticated by the Trustee.

(n) Additional Documents. On or prior to the Closing Date, the Company shall have furnished to the Representatives such further certificates and documents as the Representatives may reasonably request.

All opinions, letters, certificates and evidence mentioned above or elsewhere in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in form and substance reasonably satisfactory to counsel for the Underwriters.

7. Indemnification and Contribution.

(a) Indemnification of the Underwriters. The Company agrees to indemnify and hold harmless each Underwriter, its affiliates, directors and officers and each person, if any, who controls such Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities (including, without limitation, legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted, as such fees and expenses are incurred), joint or several, that arise out of, or are based upon, (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, not misleading, or (ii) any untrue statement or alleged untrue statement of a material fact contained in the Canadian Prospectus, the U.S. Prospectus, any Issuer Free Writing Prospectus or the Time of Sale Information (or any amendment or supplement thereto) or any omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, in each of clauses (i) and (ii) above, except insofar as such losses, claims, damages or liabilities arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Representatives expressly for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in subsection (b) below.

(b) Indemnification of the Company. Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, its directors, its officers and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the indemnity set forth in paragraph (a) above, but only with respect to any losses, claims, damages or liabilities that arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to such Underwriter furnished to the Company in writing by such Underwriter through the Representatives expressly for use in the Registration Statement, the Canadian Prospectus, the U.S. Prospectus, any Issuer Free Writing Prospectus or the Time of Sale Information (or any amendment or supplement thereto), it being understood and agreed upon that the only such information furnished by any Underwriter consists of the following information in the Canadian Prospectus and the U.S. Prospectus furnished on behalf of each Underwriter: the statements concerning the Underwriters in each sentence of the eleventh and twelfth paragraphs, in each case, under the caption “Underwriting”.

(c) Notice and Procedures. If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against any person in respect of which indemnification may be sought pursuant to either paragraph (a) or (b) above, such person (the “Indemnified Person”) shall promptly notify the person against whom such indemnification may be sought (the “Indemnifying Person”) in writing; provided that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have under paragraph (a) or (b) above except to the extent that it has been materially prejudiced by such failure; and provided, further, that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have to an Indemnified Person otherwise than under paragraph (a) or

(b) above. If any such proceeding shall be brought or asserted against an Indemnified Person and it shall have notified the Indemnifying Person thereof, the Indemnifying Person shall retain counsel reasonably satisfactory to the Indemnified Person (who shall not, without the consent of the Indemnified Person, be counsel to the Indemnifying Person) to represent the Indemnified Person in such proceeding and shall pay the fees and expenses of such counsel related to such proceeding, as incurred. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless (i) the Indemnifying Person and the Indemnified Person shall have mutually agreed to the contrary; (ii) the Indemnifying Person has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Person; (iii) the Indemnified Person shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the Indemnifying Person; or (iv) the named parties in any such proceeding (including any impleaded parties) include both the Indemnifying Person and the Indemnified Person and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood and agreed that the Indemnifying Person shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all Indemnified Persons, and that all such fees and expenses shall be paid or reimbursed as they are incurred. Any such separate firm for any Underwriter, its affiliates, directors and officers and any control persons of such Underwriter shall be designated in writing by the Representatives and any such separate firm for the Company, its directors, its officers and any control persons of the Company shall be designated in writing by the Company. The Indemnifying Person shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Person agrees to indemnify each Indemnified Person from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an Indemnified Person shall have requested that an Indemnifying Person reimburse the Indemnified Person for reasonable and documented fees and expenses of counsel as contemplated by this paragraph, the Indemnifying Person shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 90 days after receipt by the Indemnifying Person of such request and (ii) the Indemnifying Person shall not have reimbursed the Indemnified Person in accordance with such request prior to the date of such settlement. No Indemnifying Person shall, without the written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnification could have been sought hereunder by such Indemnified Person, unless such settlement (x) includes an unconditional release of such Indemnified Person, in form and substance reasonably satisfactory to such Indemnified Person, from all liability on claims that are the subject matter of such proceeding and (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person.

(d) Contribution. If the indemnification provided for in paragraphs (a) and (b) above is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each Indemnifying Person under such paragraph, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Underwriters, on the other, from the offering of the Securities or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative fault of the Company, on the one hand, and the Underwriters, on the other, in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company, on the one hand, and the Underwriters, on the other, shall be deemed to be in the same respective proportions as the net proceeds (before deducting expenses) received by the Company from the sale of the Securities and the total underwriting discounts and commissions received by the Underwriters in connection therewith bear to the aggregate offering price of the Securities. The relative fault of the Company, on the one hand, and the Underwriters, on the other, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(e) Limitation on Liability. The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in paragraph (d) above. The amount paid or payable by an Indemnified Person as a result of the losses, claims, damages and liabilities referred to in paragraph (d) above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Person in connection with any such action or claim. Notwithstanding the provisions of this Section 7, in no event shall an Underwriter be required to contribute any amount in excess of the amount by which the total underwriting discounts and commissions received by such Underwriter with respect to the offering of the Securities exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters’ obligations to contribute pursuant to this Section 7 are several in proportion to their respective purchase obligations hereunder and not joint.

(f) Non-Exclusive Remedies. The remedies provided for in this Section 7 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any Indemnified Person at law or in equity.

8. Effectiveness of Agreement. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

9. Termination. This Agreement may be terminated in the absolute discretion of the Representatives, by notice to the Company, if after the execution and delivery of this Agreement and on or prior to the Closing Date (i) trading generally shall have been suspended or materially limited on or by any of the New York Stock Exchange, the Nasdaq Global Market or the Toronto Stock Exchange; (ii) trading of any securities issued or guaranteed by the Company shall have been suspended on the New York Stock Exchange or the Toronto Stock Exchange; (iii) a general moratorium on commercial banking activities shall have been declared by United States federal or New York State authorities; or (iv) there shall have occurred any outbreak or escalation of hostilities or any change in financial markets or any calamity or crisis, either within or outside the United States, that, in the judgment of the Representatives, is material and adverse and makes it impracticable or inadvisable to proceed with the offering, sale or delivery of the Securities on the Closing Date, on the terms and in the manner contemplated by this Agreement, the Time of Sale Information and the Final Prospectuses.

10. Defaulting Underwriter. (a) If, on the Closing Date, any Underwriter defaults on its obligation to purchase the Securities that it has agreed to purchase hereunder on such date, the non-defaulting Underwriters may in their discretion arrange for the purchase of such Securities by other persons satisfactory to the Company on the terms contained in this Agreement. If, within 36 hours after any such default by any Underwriter, the non-defaulting Underwriters do not arrange for the purchase of such Securities, then the Company shall be entitled to a further period of 36 hours within which to procure other persons to purchase such Securities on such terms. If other persons become obligated or agree to purchase the Securities of a defaulting Underwriter, either the non-defaulting Underwriters or the Company may postpone the Closing Date, for up to five full business days in order to effect any changes that in the opinion of counsel for the Company or counsel for the Underwriters may be necessary in the Registration Statement, the Time of Sale Information and the Final Prospectuses or in any other document or arrangement, and the Company agrees to promptly prepare any amendment or supplement to the Registration Statement, the Time of Sale Information and the Final Prospectuses that effects any such changes. As used in this Agreement, the term “Underwriter” includes, for all purposes of this Agreement unless the context otherwise requires, any person not listed in Schedule 1 hereto that, pursuant to this Section 10, purchases Securities that a defaulting Underwriter agreed but failed to purchase.

(b) If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Underwriter or Underwriters by the non-defaulting Underwriters and the Company as provided in paragraph (a) above, the aggregate principal amount of Securities that remains unpurchased does not exceed one-eleventh of the aggregate principal amount of Securities to be purchased on such date, then the Company shall have the right to require each non-defaulting Underwriter to purchase the aggregate principal amount of Securities that such Underwriter agreed to purchase hereunder on such date plus such Underwriter’s pro rata share (based on the principal amount of Securities that such Underwriter agreed to purchase hereunder) of the Securities of such defaulting Underwriter or Underwriters for which such arrangements have not been made.

(c) If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Underwriter or Underwriters by the non-defaulting Underwriters and the Company as provided in paragraph (a) above, the aggregate principal amount of such Securities that remains unpurchased, exceeds one-eleventh of the aggregate principal amount of Securities to be purchased, or if the Company shall not exercise the right described in paragraph (b) above, then this Agreement shall terminate without liability on the part of the non-defaulting Underwriters. Any termination of this Agreement pursuant to this Section 10 shall be without liability on the part of the Company, except that the Company will continue to be liable for the payment of expenses as set forth in Section 11 hereof and except that the provisions of Section 7 hereof shall not terminate and shall remain in effect.

(d) Nothing contained herein shall relieve a defaulting Underwriter of any liability it may have to the Company or any non-defaulting Underwriter for damages caused by its default.

11. Payment of Expenses. (a) Whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Company will pay or cause to be paid all costs and expenses incident to the performance of its obligations hereunder, including without limitation, (i) the costs incident to the authorization, issuance, sale, preparation and delivery of the Securities and any taxes payable in that connection; (ii) the costs incident to the preparation, printing and filing of the Registration Statement, the preliminary prospectuses, the U.S. Basic Prospectus, the U.S. Pricing Prospectus, any Issuer Free Writing Prospectus, the U.S. Prospectus, the Canadian Basic Prospectus, the Canadian Prospectus, and all exhibits, amendments and supplements thereto, and the distribution thereof; (iii) the fees and expenses of the Company’s counsel and independent accountants; (iv) the reasonable fees and expenses incurred in connection with the registration or qualification and determination of eligibility for investment of the Securities under the laws of such jurisdictions as the Representatives may designate and the preparation, printing and distribution of a Blue Sky Memorandum (including the related fees and expenses of counsel for the Underwriters in an amount not to exceed US$10,000); (v) any fees charged by rating agencies for rating the Securities; (vi) the fees and expenses of the Trustee and any paying agent (including related fees and expenses of any counsel to such parties); (vii) all expenses and application fees incurred in connection with the approval of the Securities for book-entry transfer by DTC; and (viii) all expenses incurred by the Company in connection with any “road show” presentation to potential investors. Except as provided in this Section 11 and Section 7, the Underwriters shall pay their own expenses, including the fees and disbursements of their counsel.

(b) If (i) this Agreement is terminated pursuant to Section 9(ii), (ii) the Company for any reason fails to tender the Securities for delivery to the Underwriters or (iii) the Underwriters decline to purchase the Securities for any reason permitted under Section 6 of this Agreement, the Company agrees to reimburse the Underwriters for all documented out-of-pocket costs and expenses (including the fees and expenses of their counsel) reasonably incurred by the Underwriters in connection with this Agreement and the offering contemplated hereby.

12. Persons Entitled to Benefit of Agreement. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers and directors and any controlling persons referred to herein, and the affiliates of each Underwriter referred to in Section 7 hereof. Nothing in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein. No purchaser of Securities from any Underwriter shall be deemed to be a successor merely by reason of such purchase.

13. Survival. The respective indemnities, rights of contribution, representations, warranties and agreements of the Company and the Underwriters contained in this Agreement or made by or on behalf of the Company or the Underwriters pursuant to this Agreement or any certificate delivered pursuant hereto shall survive the delivery of and payment for the Securities and shall remain in full force and effect, regardless of any termination of this Agreement or any investigation made by or on behalf of the Company or the Underwriters.

14. Certain Defined Terms. For purposes of this Agreement, (a) except where otherwise expressly provided, the term “affiliate’ has the meaning set forth in Rule 405 under the Securities Act; (b) the term “business day” means any day other than a day on which banks are permitted or required to be closed in The City of New York; and (c) the term “subsidiary” means any corporation, limited liability company, partnership or other business entity, a majority of the voting stock (or other similar equity interests) of which is controlled, directly or indirectly, by the Company, such that Company has the ability, directly or indirectly, to elect a majority of the board of directors (or other similar body) of such corporation, limited liability company, partnership or other business entity.

15. Miscellaneous. (a) Authority of the Representatives. Any action by the Underwriters hereunder may be taken by HSBC Securities (USA) Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the Underwriters, and any such action taken by HSBC Securities (USA) Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated shall be binding upon the Underwriters.

(b) Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted and confirmed by any standard form of telecommunication. Notices to the Underwriters shall be given to the Representatives at c/o HSBC Securities (USA) Inc., Transaction Management Group, 452 Fifth Avenue, Tower 3, New York, NY 10018 (fax: 212-525-0238) and Merrill Lynch, Pierce, Fenner & Smith Incorporated, 50 Rockefeller Plaza, NY1-050-12-01, New York, NY 10020, Attention: High Grade Debt Capital Markets Transaction Management/Legal (fax: 212-901-7881). Notices to the Company shall be given to it at Goldcorp Inc., Suite 3400-666 Burrard Street, Vancouver, British Columbia V6C 2X8, Canada, (fax: 604-696-3090); Attention: General Counsel.

(c) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

(d) Counterparts. This Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument.

(e) Amendments or Waivers. No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto.

(f) Headings. The headings herein are included for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

(g) Jurisdiction. The Company hereby submits to the non-exclusive jurisdiction of the federal and state courts in the Borough of Manhattan in The City of New York in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. The Company irrevocably and unconditionally waives any objection to the laying of venue of any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in federal courts in the Borough of Manhattan in The City of New York and irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such suit or proceeding in any such court has been brought in an inconvenient forum. The Company appoints CT Corporation System, c/o Team 1, New York, 111 8th Avenue, New York, New York 10011, or such other agent as the Company in its discretion may appoint, as its authorized agent upon which process may be served in any such suit or proceeding, and agrees that service of process upon such agent, and written notice of said service to the Company, by the person serving the same to the address provided in Section 15(b), shall be deemed in every respect effective service of process upon the Company in any suit or proceeding. The Company further agrees to take any and all action as may be necessary to maintain an agent for service of process in full force and effect for a period of three years from the date of this Agreement. Notice of any change in the Company’s appointed agent for service of process shall be given to the Representatives in accordance with Section 15(b) herein.

Signature Pages Follow

If the foregoing is in accordance with your understanding, please indicate your acceptance of this Agreement by signing in the space provided below.

Very truly yours,

GOLDCORP INC.

By:	/s/ Frank Crema
Name: Frank Crema
Title: Vice President, Treasurer

Signature Page to the Underwriting Agreement

Accepted: March 13, 2013

HSBC SECURITIES (USA) INC.

MERRILL LYNCH, PIERCE, FENNER & SMITH

                         INCORPORATED

For themselves and on behalf of the

several Underwriters listed

in Schedule 1 hereto.

By: HSBC Securities (USA) Inc.

By:	/s/ Elsa Y. Wang
Name: Elsa Y. Wang
Title: Vice President

By:	Merrill Lynch, Pierce, Fenner & Smith
Incorporated

By:	/s/ Laurie Campbell
Name: Laurie Campbell
Title: Managing Director

Signature Page to the Underwriting Agreement

Schedule 1

Underwriter	Principal Amount of 2018 Notes		Principal Amount of 2023 Notes
HSBC Securities (USA) Inc.	US$	150,000,000	US$	300,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated		150,000,000		300,000,000
Morgan Stanley & Co. LLC		50,000,000		100,000,000
Citigroup Global Markets Inc.		20,000,000		40,000,000
J.P. Morgan Securities LLC		20,000,000		40,000,000
BMO Capital Markets Corp.		14,750,000		29,500,000
CIBC World Markets Corp.		14,750,000		29,500,000
RBC Capital Markets, LLC		15,000,000		30,000,000
Scotia Capital (USA) Inc.		14,750,000		29,500,000
TD Securities (USA) LLC		14,750,000		29,500,000
Goldman, Sachs & Co.		9,000,000		18,000,000
Mitsubishi UFJ Securities (USA), Inc.		9,000,000		18,000,000
RBS Securities Inc.		9,000,000		18,000,000
SMBC Nikko Securities Inc.		9,000,000		18,000,000
Total	US$	500,000,000		$1,000,000,000

Schedule 2

List of Material Subsidiaries of the Company

Oroplata SA (Argentina)

Desarrollos Mineraros San Luis S.A. de C.V. (Mexico)

Minera Peñasquito, S.A. de C.V. (Mexico)

Goldcorp Canada Ltd. (Canada)

Pueblo Viejo Dominicana Corporation (Barbados)

Les Mines Opinaca Ltée (Canada)

Annex A-1

[Form of Opinion and 10b-5 Statement of U.S. Counsel for the Company]

1.	The Underwriting Agreement has been duly executed and delivered by the Company to the extent that such execution and delivery is a matter of New York law.

2.	The Indenture has been duly executed and delivered by the Company to the extent that such execution and delivery is a matter of New York law and is the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

3.	The Notes have been duly executed by the Company to the extent that such execution is a matter of New York law, and when authenticated by the Trustee in accordance with the Indenture and delivered and paid for as provided in the Underwriting Agreement, the Notes will be the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms and entitled to the benefits of the Indenture.

4.	The Indenture has been duly qualified under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

5.	The execution and delivery by the Company of each Opinion Document to which it is a party do not, and the performance by the Company of its obligations thereunder, will not (a) result in a violation of Generally Applicable Law or (b) result in a breach of, a default under or the acceleration of (or entitle any party to accelerate) the maturity of any obligation of the Company under, or result in or require the creation of any lien upon or security interest in any property of the Company pursuant to the terms of, any agreement or document listed in Schedule B.

6.	No authorization, approval or other action by, and no notice to or filing with, any United States federal or New York governmental authority or regulatory body is required for the due execution, delivery or performance by the Company of any Opinion Document to which it is a party, except as have been obtained and are in full force and effect under the Securities Act, the Securities Exchange Act of 1934, as amended, or the Trust Indenture Act or as may be required under the securities or blue sky laws of any jurisdiction in the United States in connection with the offer and sale of the Notes.

7.	The statements in the General Disclosure Package and the Prospectus under the captions “Description of Notes,” “Description of Debt Securities” and “Underwriting,” in each case, insofar as such statements constitute summaries of documents referred to therein, fairly summarize in all material respects the documents referred to therein.

8.	The statements in the General Disclosure Package and the Prospectus under the caption “Certain Income Tax Considerations—Certain United States Federal Income Tax Considerations,” insofar as such statements constitute summaries of legal matters referred to therein, fairly summarize in all material respects the legal matters referred to therein.

9.	The Company is not, and after giving pro forma effect to the offering and sale of the Notes and assuming the application of proceeds thereof as described in the General Disclosure Package and the Prospectus, will not be, required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

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10.	Assuming the validity of such action under the laws of the provinces and territories of Canada and the federal laws of Canada applicable therein, under the laws of the State of New York relating to submission to jurisdiction, the Company (i) has, pursuant to Section 15(g) of the Underwriting Agreement, validly submitted to the jurisdiction of any New York state or United States federal court located in the Borough of Manhattan in The City of New York, New York, in any action or proceeding arising out of or with respect to the Underwriting Agreement and the transaction contemplated thereby and (ii) has validly appointed CT Corporation System as its authorized agent for the purposes described in Section 15(g) of the Underwriting Agreement.

We further advise you that, subject to the limitations set forth in the 10b-5 statement, on the basis of the information we gained in the course of performing the services referred to above, no facts came to our attention which caused us to believe that (i) the Registration Statement (other than the financial statements, financial statement schedules and other financial data contained or incorporated by reference therein or omitted therefrom, the Trustee’s Statement of Eligibility on Form T-1, and the information derived from the Engineers’ Reports included or incorporated by reference therein, in each case, as to which we have not been requested to comment), as of the date of the Applicable Time, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) the General Disclosure Package (other than the financial statements, financial statement schedules and other financial data contained or incorporated by reference therein or omitted therefrom, and the information derived from the Engineers’ Reports included or incorporated by reference therein, in each case, as to which we have not been requested to comment), as of the Applicable Time, contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; or (iii) the Prospectus (other than the financial statements, financial statement schedules and other financial data contained or incorporated by reference therein or omitted therefrom, and the information derived from the Engineers’ Reports included or incorporated by reference therein, in each case, as to which we have not been requested to comment), as of the date of the Final Prospectus Supplement or the date hereof, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

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Annex A-2

[Form of Opinion of Canadian Counsel for the Company]

1.	The Corporation has been duly amalgamated and is validly existing under the laws of its jurisdiction of amalgamation and has not been dissolved, and has all corporate power and capacity necessary to own or hold its properties and to conduct the business as described in the Time of Sale Information, the Prospectus and the Canadian Prospectus.

2.	The Corporation has an authorized capitalization as set forth in the Time of Sale Information, the Prospectus and the Canadian Prospectus under the heading “Description of Share Capital”.

3.	The Corporation has the corporate power and capacity to execute and deliver each of the Offering Agreements, to perform its obligations thereunder, to issue and sell the Notes; and all corporate action required to be taken for the due and proper authorization, execution and delivery by the Corporation of each of the Offering Agreements, the consummation by the Corporation of the transactions contemplated thereby or by the Time of Sale Information, the Prospectus and the Canadian Prospectus, and the issuance and sale of the Notes has been duly and validly taken.

4.	The Underwriting Agreement has been duly authorized and, to the extent that the execution and delivery thereof are governed by the laws of the provinces of British Columbia and Ontario or the federal laws of Canada applicable therein, executed and delivered by the Corporation.

5.	The Indenture has been duly authorized and, to the extent that the execution and delivery thereof are governed by the laws of the provinces of British Columbia and Ontario or the federal laws of Canada applicable therein, executed and delivered by the Corporation.

6.	The Notes have been duly authorized and, to the extent that the execution and delivery thereof are governed by the laws of the provinces of British Columbia and Ontario or the federal laws of Canada applicable therein, executed and delivered by the Corporation and, when duly authenticated as provided in the Indenture and paid for as provided in the Underwriting Agreement, will be duly and validly issued and outstanding.

7.	The execution, delivery and performance by the Corporation of each of the Offering Agreements, the compliance by the Corporation with the terms thereof, the issuance, sale and delivery of the Notes on the date hereof and the consummation of the transactions contemplated by the Offering Agreements or the Time of Sale Information, the Prospectus and the Canadian Prospectus do not and will not breach or result in a default under

i.	its articles or by-laws,

ii.	laws of the provinces of Ontario or British Columbia, or the federal laws of Canada applicable therein, that are applicable to the Corporation,

iii.	to our knowledge, any judgment, order or decree of any court, agency, tribunal, arbitrator or other authority to which it is subject, or

iv.	the five-year senior revolving credit facility with a syndicate of 15 lenders dated November 23, 2011 (the “Credit Agreement”).

8.	No consent, approval, authorization, order, registration, filing or qualification of or with any Canadian federal or British Columbia or Ontario provincial court or arbitrator or governmental or regulatory authority is required for the execution, delivery and performance by the Corporation of each of the Offering Agreements, the performance by the Corporation of the terms thereof, the issuance and sale of the Notes being delivered on the date hereof and the consummation of the transactions contemplated by the Offering Agreements or the Time of Sale Information and the Canadian Prospectus other than the exemption obtained from the BCSC with respect to sections 90 to 101 of the Business Corporations Act (British Columbia).

9.	The filing by the Corporation of the Prospectus with the BCSC has been duly authorized by all necessary corporation action on the part of the Corporation.

10.	The description in the Time of Sale Information and Prospectus and the Canadian Prospectus of the Credit Agreement is accurate in all material respects; the statements in the Time of Sale Information and Canadian Prospectus under the heading “Enforceability of Certain Civil Liabilities”, to the extent that it constitutes summaries of the terms of matters of Canadian federal and provincial law or regulation or legal conclusions, fairly summarize the matters described therein in all material respects.

11.	The Indenture is exempt from Part 3, Division 8 of the Business Corporations Act (British Columbia) pursuant to an exemption order obtained under the provisions of the Business Corporations Act (British Columbia).

12.	The Corporation is a “reporting issuer” in the Province of British Columbia and is not noted on the Defaulting Issuer List maintained by the BCSC.

13.	The Corporation is eligible to file a short form prospectus with the BCSC under National Instrument 44-101 Short Form Prospectus Distributions and to use the shelf procedures set out in National Instrument 44-102 Shelf Distributions in respect of the Offering.

14.	A receipt has been obtained from the BCSC in respect of the Final Prospectus and no other authorization, approval, permit, consent or license of any government, government instrumentality or court of Canada or the Province of British Columbia is required for the valid authorization, issuance, sale and delivery of the Notes in the United States, except as have been obtained under the Business Corporations Act (British Columbia) (as referred to in paragraph (h) above); and no other such approvals, permits, consents or licenses are required in connection with the authorization, execution and, to the extent delivery is a matter governed by British Columbia or Ontario law, delivery by the Corporation of the Offering Agreements.

15.	To our knowledge, there are no reports or other information that would be required to be made publicly available by the BCSC in connection with the Offering, if the Notes were offered in Canada, that have not been made publicly available, and there are no documents required to be filed with the BCSC in connection with the Canadian Prospectus that have not been filed. Other than a notice of proceeds to be filed with the BCSC, there are no documents required to be filed after the date hereof in connection with the Canadian Prospectus that have not been undertaken by the Corporation to be filed as required. To our knowledge, there are no contracts, documents or other materials of a character required to be described or referred to in the Canadian Prospectus that are not described or referred to therein.

16.	To our knowledge, based solely on the results of searches performed on the cease trade data bases of the BCSC, no order having the effect of ceasing or suspending the distribution of the Notes has been issued by the BCSC and no proceedings for that purpose have been instituted or are pending or contemplated.

17.

The Canadian Prospectus in connection with the offering of the Notes (except for financial statements, financial statement schedules and other financial data and the information derived from the reports of each of Stephane Blais, P. Eng., Chris Osiowy, P.Geo., Ian Glazier, P.Eng., Carl Michaud, Eng., Andy Fortin, Eng., Jacques Simoneau, P.Geo., Eric Chen, P.Geo., Maryse Belanger, P.Geo., Guillermo Pareja, P.Geo., Peter Nahan, AusIMM, Sophie Bergeron, eng., Robbert

Borst, C.Eng., Chester Moore, P.Eng., André Villeneuve, P.Eng., and Deloittes LLP, in each case included or incorporated by reference, in or omitted from either of them, as to which we express no opinion) appears on its face to have been appropriately responsive in all material respects to the requirements of the Securities Laws as interpreted and applied by the BCSC, provided that we express no opinion as to whether the Canadian Prospectus and the documents incorporated by reference therein constitute full, true and plain disclosure of all material facts relating to the Notes.

18.	The documents incorporated by reference in the Canadian Prospectus, the Time of Sale Information and the Prospectus (except for financial statements, financial statement schedules and other financial data and the information derived from the reports of each of Stephane Blais, P. Eng., Chris Osiowy, P.Geo., Ian Glazier, P.Eng., Carl Michaud, Eng., Andy Fortin, Eng., Jacques Simoneau, P.Geo., Eric Chen, P.Geo., Maryse Belanger, P.Geo., Guillermo Pareja, P.Geo., Peter Nahan, AusIMM, Sophie Bergeron, eng., Robbert Borst, C.Eng., Chester Moore, P.Eng., André Villeneuve, P.Eng., and Deloittes LLP, in each case included or incorporated by reference, in or omitted from either of them, as to which we express no opinion) as of their respective dates and the dates they were filed with the British Columbia Securities Commission appear on their face to have been appropriately responsive in all material respects to the requirements of the Securities Laws and Ontario securities laws as interpreted and applied by the BCSC and the Ontario Securities Commission provided that we express no opinion as to whether the Time of Sale Information and Prospectus and Canadian Prospectus and the documents incorporated by reference therein constitute full, true and plain disclosure of all material facts relating to the Notes.

19.	A court of competent jurisdiction in the Provinces of British Columbia and Ontario (a “Canadian Court”) would, to the extent specifically pleaded and proved as a fact by expert evidence, give effect to the choice of the law of the State of New York (“New York law”) as the proper law governing the Offering Agreements and the Notes, provided that such choice of law is bona fide and was not made with a view to avoiding the consequences of the laws of any other jurisdiction and provided that such choice of law is not contrary to public policy, as that term is applied by a Canadian Court. In our opinion, there are no reasons under the laws of the Provinces of British Columbia or Ontario or the federal laws of Canada applicable therein for failing to recognize the choice of New York law to govern the Offering Agreements and the Notes.

20.	A Canadian Court (A) would recognize the jurisdiction of any federal or state court in the State of New York of competent jurisdiction (a “New York Court”) that renders a judgment that is valid and enforceable under New York law, and (B) would give effect to the provisions in the Offering Agreements whereby the Corporation submits to the non-exclusive jurisdiction of a New York Court.

21.	If the Offering Agreements or the Notes are sought to be enforced in the Provinces of British Columbia or Ontario in accordance with the laws applicable thereto as chosen by the parties, namely New York law, a Canadian Court would, subject to paragraph (s) above and to the extent specifically pleaded, recognize the choice of New York law and, upon appropriate expert evidence as to such law being adduced, apply such law to all substantive issues that under the conflict of laws rules of the Provinces of British Columbia or Ontario are to be determined in accordance with the proper or general law of contract, provided that none of the provisions of the Offering Agreements or the Notes, or of New York law, is contrary to public policy, illegal or not bona fide, as those terms are applied by a Canadian Court; and provided that, in matters of procedure, the laws of the Provinces of British Columbia or Ontario will be applied, and a Canadian Court will retain discretion to decline to hear such action if it is contrary to public policy, as that term is applied by a Canadian Court, for it to do so, or if it is not the proper forum to hear such an action, or if concurrent proceedings are being brought elsewhere. In our opinion, there are no reasons under the laws of the Provinces of British Columbia or Ontario or the federal laws of Canada applicable therein, and no reasons, to our knowledge, with respect to the application of New York law by a Canadian Court, for avoiding enforcement of the Offering Agreements or the Notes, based on public policy, as that term is applied by a Canadian Court.

22.

The laws of the Provinces of British Columbia and Ontario and the federal laws of Canada applicable therein permit an action to be brought in a Canadian Court on a final and conclusive judgment in personam of a New York Court decided on its merits on a substantive issue, for a fixed sum of money that is subsisting and unsatisfied respecting the enforcement of the Offering Agreements or the Notes that is valid and enforceable under New York law (except that under the Currency Act (Canada), a Canadian Court may only give judgment in Canadian dollars) if: (A) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy as such term is applied by a Canadian Court, or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada); (B) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws or other laws of a public nature; (C) the action to enforce such judgment is commenced within applicable limitation periods; (D) the court rendering such judgment had jurisdiction over the judgment debtor as recognized by the courts of the Provinces of British Columbia or Ontario (in our opinion, submission under the provisions of the Offering Agreements and the Notes to the jurisdiction of a New York Court will be sufficient for this purpose) and the judgment debtor was properly served in the action leading to such judgment; and (E) no new admissible evidence relevant to the action is discovered prior to rendering of judgment by the court in the Provinces of British Columbia or

Ontario. In our opinion, there are no reasons under the laws of the Provinces of British Columbia or Ontario or the federal laws of Canada applicable therein for avoiding recognition of judgments of a New York Court under the Offering Agreements or the Notes based on public policy, as that term is applied by a Canadian Court.

Annex A-3

[Form of Opinion of Canadian Tax Counsel for the Company]

1.	No stamp or other similar issuance or transfer taxes or duties are payable by or on behalf of the Underwriters under the Tax Act or the Taxation Act in connection with the offer, sale and delivery of the Securities as contemplated by the Underwriting Agreement.

2.	No withholding tax imposed under the Tax Act or Taxation Act will be payable in respect of the payment of the fees contemplated by the Underwriting Agreement to an Underwriter that:

(i)	is a non-resident of Canada for the purposes of the Tax Act;

(ii)	does not carry on business in Canada for the purposes of the Tax Act and does not have a permanent establishment in Canada for the purposes of the Tax Act and any applicable income tax convention; and

(iii)	deals at arm’s length with the Company for the purposes of the Tax Act;

provided that, such fees are reasonable in the circumstances and are payable in respect of services rendered by such Underwriter wholly outside of Canada that are performed in the ordinary course of business carried on by the Underwriter that includes the performance of such services for a fee.

3.	No goods and services tax imposed under the Excise Tax Act will be payable by the Company in respect of the payment of the fees to an Underwriter as contemplated by the Underwriting Agreement.

4.	Assuming that there have been no material changes in the facts set out in the Prospectus and the Prospectus Supplement, and having regard to the assumptions, limitations and reliances stated in the section of the Prospectus Supplement titled “Certain Canadian Federal Income Tax Considerations”, that section of the Prospectus Supplement is correct in all material respects.

Annex B

a. Time of Sale Information

Term sheet containing the terms of the Securities, substantially in the form of Annex C.

Annex C

March 13, 2013

GOLDCORP INC.

Pricing Term Sheet

US$1,500,000,000 consisting of

US$500,000,000 2.125% Notes due 2018

US$1,000,000,000 3.700% Notes due 2023

US$500,000,000 2.125% Notes due 2018

Issuer:	Goldcorp Inc.

Format:	SEC Registered: Registration Statement No. 333-186998

Size:	US$500,000,000

Maturity Date:	March 15, 2018

Coupon:	2.125%

Yield:	2.226%

Spread to Benchmark Treasury:	135 basis points

Benchmark Treasury:	0.750% due February 28, 2018

Benchmark Treasury Price; Yield:	99-12+; 0.876%

Interest Payment Dates:	Semi-annually on March 15 and September 15 of each year, commencing September 15, 2013

Optional Redemption:	Make-whole call at any time at T+20 basis points.

Price to Public:	99.526%

Net Proceeds to the Issuer (before expenses):	US$494,630,000

Trade Date:	March 13, 2013

Settlement Date:	March 20, 2013 (T+5)

Minimum Denominations:	US$2,000 x US$1,000

CUSIP/ISIN:	380956 AC6 / US380956AC63

Expected Ratings*:	INTENTIONALLY OMITTED

Joint Book-Running Managers:	HSBC Securities (USA) Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Passive Book-Running Manager:	Morgan Stanley & Co. LLC

Joint Lead Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC

Senior Co-Managers:	BMO Capital Markets Corp. CIBC World Markets Corp. RBC Capital Markets, LLC Scotia Capital (USA) Inc. TD Securities (USA) LLC

Co-Managers:	Goldman, Sachs & Co. Mitsubishi UFJ Securities (USA), Inc. RBS Securities Inc. SMBC Nikko Capital Markets Limited

US$1,000,000,000 3.700% Notes due 2023

Issuer:	Goldcorp Inc.

Format:	SEC Registered: Registration Statement No. 333-186998

Size:	US$1,000,000,000

Maturity Date:	March 15, 2023

Coupon:	3.700%

Yield:	3.769%

Spread to Benchmark Treasury:	175 basis points

Benchmark Treasury:	2.000% due February 15, 2023

Benchmark Treasury Price; Yield:	99-26+; 2.019%

Interest Payment Dates:	Semi-annually on March 15 and September 15 of each year, commencing September 15, 2013

Optional Redemption:	Make-whole call at T+25 basis points at any time prior to December 15, 2022. Callable at 100% at any time on or after December 15, 2022 (three months prior to the Maturity Date).

Price to Public:	99.431%

Net Proceeds to the Issuer (before expenses):	US$987,810,000

Trade Date:	March 13, 2013

Settlement Date:	March 20, 2013 (T+5)

Minimum Denominations:	US$2,000 x US$1,000

CUSIP/ISIN:	380956 AD4 / US380956AD47

Expected Ratings*:	INTENTIONALLY OMITTED

Joint Book-Running Managers:	HSBC Securities (USA) Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Passive Book-Running Manager:	Morgan Stanley & Co. LLC

Joint Lead Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC

Senior Co-Managers:	BMO Capital Markets Corp. CIBC World Markets Corp. RBC Capital Markets, LLC Scotia Capital (USA) Inc. TD Securities (USA) LLC

Co-Managers:	Goldman, Sachs & Co. Mitsubishi UFJ Securities (USA), Inc. RBS Securities Inc. SMBC Nikko Securities Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement if you request it by calling HSBC Securities (USA) Inc. at 1-866-811-8049 or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322.
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